UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1*)

                           JETBLUE AIRWAYS CORPORATION
                                 Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    477143101
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 5 Pages

CUSIP NO. 477143101                                           PAGE 2 OF 5 PAGES


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  OPEN SOCIETY INSTITUTE

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                        a.   [ ]
                        b.   [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          8,520,498
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         8,520,498
    With
                            8             Shared Dispositive Power
                                                   0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    8,520,498

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO. 477143101                                           PAGE 3 OF 5 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  JetBlue Airways Corporation (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  118-29 Queens Boulevard
                  Forest Hills, New York 11375

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is filed on behalf of Open Society Institute ("OSI").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of OSI is 400 West 59th Street, New York, NY 10019.

ITEM 2(C)         CITIZENSHIP:

                  OSI is a New York charitable trust.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  477143101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B)
                  OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, OSI may be deemed to be the beneficial owner of 8,520,498 Shares.

ITEM 4(B)         PERCENT OF CLASS:

     The number of Shares of which OSI may be deemed the beneficial owner constitutes approximately 4.7% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

CUSIP NO. 477143101                                           PAGE 4 OF 5 PAGES


         OSI
         (i)       Sole power to vote or direct the vote:                                                  8,520,498

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   8,520,498

         (iv)      Shared power to dispose or to direct the disposition of                                         0


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                This Item 7 is not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                This Item 8 is not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                This Item 9 is not applicable.

ITEM 10.        CERTIFICATION:

     By signing below OSI certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 477143101                                           PAGE 5 OF 5 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2008           OPEN SOCIETY INSTITUTE

                                   By:   /s/ Stewart J. Paperin
                                         ------------------------------------
                                         Stewart J. Paperin
                                         Executive Vice President